Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated July 9, 2019

Relating to Amendment No. 1 to Preliminary Prospectus Supplement dated July 9, 2019

Registration No. 333-227231

$410,000,000

Shares of Common Stock

This free writing prospectus relates to the public offering (the “Offering”) of $410,000,000 of shares of common stock of HealthEquity, Inc. (the “Company”). On July 9, 2019, the Company filed Amendment No. 1 (“Amendment No. 1”) to its Preliminary Prospectus (Registration No. 333-227231) (the “Preliminary Prospectus”) relating to the Offering. The Preliminary Prospectus may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1428336/000104746919004044/a2239219z424b5.htm.

This free writing prospectus presents below certain amended financial data included in Amendment No. 1. This free writing prospectus should be read together with Amendment No. 1 carefully, especially the “Risk Factors” section and the financial statements and related notes, before deciding to invest in these securities. Unless the context otherwise requires, the terms “we,” “our” and similar terms used in this free writing prospectus refer to HealthEquity, Inc.

The following exhibit sets forth certain information included in Amendment No. 1 in the section referenced below. We identify revisions by underling the text where a change has occurred (indicated textually in the same manner as the following example: underlined text) as set out on the pages of the conformed Preliminary Prospectus attached as Exhibit A hereto.

The Company has filed an automatic shelf registration statement (including a related base prospectus) on Form S-3 and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus and the preliminary prospectus for the offering to which this communication relates and other documents the Company files with the SEC for more complete information about the Company and this offering. You may obtain those documents for free by visiting EDGAR on the SEC website at www.sec.gov. Copies of the preliminary prospectus may also be obtained by contacting Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue , New York, New York 10152 or by telephone at (800) 326-5897, or by email at cmclientsupport@wellsfargo.com; Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-866-803-9204; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, at +1 (800) 831-9146; RBC Capital Markets, LLC, Attention: Equity Syndicate Department, 200 Vesey Street, 8th Floor, New York, NY 10281, at 1-877-822-4089 or by email at equityprospectus@rbccm.com; or SunTrust Robinson Humphrey, Inc. 3333 Peachtree Road NE, 9th Floor, Atlanta GA 30326, Attn: Prospectus Department, toll-free: 404-926-5744 or by email: strh.prospectus@suntrust.com.

This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, but the information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus Supplement
Dated July 9, 2019
(To Prospectus dated September 7, 2018 as supplemented
By the Prospectus Supplement dated July 8, 2019)

This prospectus supplement amends the prospectus supplement dated July 8, 2019, and filed with the Securities and Exchange Commission on July 8, 2019 (the "Prospectus Supplement").

This prospectus supplement is being filed with respect to the Prospectus Supplement to correct certain figures in the summary financials tabular disclosure contained in the "Summary" section of the Prospectus Supplement as well as to make certain other immaterial changes to the Prospectus Supplement.

SUBJECT TO COMPLETION, DATED JULY 9, 2019

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated September 7, 2018)

$410,000,000

HealthEquity

Common Stock

We are offering $410,000,000 of common stock to be sold in the offering.

On June 26, 2019, we, our wholly owned subsidiary Pacific Merger Sub Inc. ("Merger Sub") and WageWorks, Inc. ("WageWorks") entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into WageWorks, with WageWorks being the surviving entity and continuing as our wholly owned subsidiary (the "Merger"). We expect to finance the purchase price required under the Merger Agreement through a combination of (i) the net proceeds of this offering, (ii) cash on hand and (iii) debt financing. This offering is not contingent on the consummation of the Merger, and the Merger is not conditioned on the closing of this offering, which is expected to occur prior to the consummation of the Merger.

This prospectus supplement amends and supplements, and should be read in conjunction with, the prospectus included in our registration statement on Form S-3 filed with the U.S. Securities and Exchange Commission (Registration No. 333-227231) on September 7, 2018.

Our common stock is listed on the NASDAQ Global Select Market under the symbol "HQY." The last reported sale price of our common stock on the NASDAQ Global Select Market on July 5, 2019 was $64.65 per share.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to HealthEquity, Inc.	$	$

(1) We refer you to "Underwriting" beginning on page S-20 of this prospectus supplement for additional information regarding underwriting compensation.

The underwriters have an option to buy up to an additional shares of common stock from us at a price of $ per share. The underwriters may exercise this option for 30 days.

The underwriters expect to deliver the shares of common stock against payment therefor in book entry form only through the facilities of The Depository Trust Company on or about , 2019.

Wells Fargo Securities

Goldman Sachs & Co. LLC **J.P. Morgan**

Citigroup **RBC Capital Markets** **SunTrust Robinson Humphrey**

, 2019

(in thousands, except for per share data)	Three months ended (unaudited) 30-Apr 2019	30-Apr 2018	Year ended January 31, 2019	2018	2017
Cash, cash equivalents and marketable securities	$329,310	$269,835	$361,475	$240,269	$180,359
Working capital	341,198	286,610	365,624	244,906	185,116
Total assets	596,639	418,031	510,016	369,159	279,136
Total liabilities	67,340	21,057	32,937	22,885	17,196
Total stockholders' equity	$529,299	$396,974	$477,079	$346,274	$261,940
Reconciliation of Net Income to Non-GAAP Net Income					
Net income	$ 41,822	$ 22,577	$ 73,899	$ 47,362	26,376
Stock-based compensation adjustment, net of tax(1)	4,581	3,221	16,002	8,872	5,206
Excess tax benefit due to adoption of ASU 2016-09	(2,319)	(6,524)	(14,262)	(14,141)	
Mark-to-market adjustment, net of tax(1)	(17,868)	(67)	(78)		
Acquired intangible asset amortization, net of tax(1)	1,133	1,117	4,506	3,015	2,664
One-time costs, net of tax(1)	—	—	—	—	—
Non-GAAP net income(2)	$ 27,349	$ 20,324	$ 80,067	$ 45,108	$ 34,246
Diluted weighted-average shares used in computing GAAP and Non-GAAP per share amounts	63,901	62,693	63,370	61,854	59,894
Non-GAAP net income per diluted share	$ 0.43	$ 0.32	$ 1.26	$ 0.73	$ 0.57
Reconciliation of Net Income to Adjusted EBITDA					
Net income	$ 41,822	$ 22,577	$ 73,899	$ 47,362	$ 26,376
Interest income	(1,343)	(258)	(1,946)	(734)	(531)
Interest expense	63	67	270	274	275
Income tax provision (benefit)	9,456	(2,038)	1,919	4,827	13,744
Depreciation and amortization	3,282	3,050	12,256	11,089	8,889
Amortization of acquired intangible assets	1,491	1,470	5,929	4,863	4,297
Stock-based compensation expense	6,028	4,239	21,057	14,310	8,398
Unrealized gain on marketable equity securities	(23,511)	—	—	—	—
Other(3)	1,635	520	4,998	2,689	1,348
Adjusted EBITDA(4)	$ 38,923	$ 29,627	$118,382	$ 84,680	$ 62,796

(1) For the three months ended April 30, 2019 and 2018, and the year ended January 31, 2019, the Company used an estimated statutory tax rate of 24% to calculate the net impact of stock-based compensation expense and mark-to-market adjustments.

(2) Non-GAAP net income is calculated by adding back to net income all non-cash stock-based compensation expense, acquired intangible asset amortization, and one-time costs, net of an estimated statutory tax rate, subtracting the excess tax benefits due to the adoption of ASU 2016-09, and adjusting for unrealized gains and losses on marketable equity securities, net of an estimated statutory tax rate.

(3) For the three months ended April 30, 2019 and 2018, Other consisted of non-income-based taxes of $13 and $104, other (income)/costs of $(6) and $88, acquisition-related costs of $1,184 and $1, and amortization of incremental costs to obtain a contract of $444 and $327, respectively. For the years ended January 31, 2019, 2018 and 2017, Other consisted of non-income based taxes of $487, $439, and $358, acquisition-related costs of $2,121, $2,197, and $631, amortization of incremental costs to obtain a contract of $1,470, $0, and $0, loss on disposal of previously capitalized software development of $676, $0, and $0, and other costs of $244, $53, and $359, respectively.

(4) Adjusted EBITDA is defined as adjusted earnings before interest, taxes, depreciation and amortization, stock-based compensation expense, unrealized gains and losses on marketable equity securities, and other certain non-operating items.

S-14

Three Months Ended March 31 (unaudited)		Years Ended December 31,		
	2019	2018	2018	2017	2016
	(in thousands)				
Consolidated Balance Sheets Data:					
Cash and cash equivalents, including restricted cash	$ 783,099	$ 691,673	$ 898,759	$ 779,677	$ 672,609
Short-term investments	183,603	259,989	222,205	195,534	—
Working capital	336,435	326,056	382,212	326,056	104,826
Total assets	1,666,199	1,652,763	1,785,153	1,651,983	1,335,781
Long-term debt	184,769	245,035	244,693	244,915	248,848
Total liabilities	993,512	1,013,803	1,120,012	1,039,733	938,139
Total stockholders' equity	$ 672,687	$ 638,960	$ 665,141	$ 612,250	$ 397,642

	Three Months Ended March 31 (unaudited)		Years Ended December 31,		
	2019	2018	2018	2017	2016
	(in thousands)				
Net income:					
GAAP net income	$ 4,057	$ 11,019	$ 25,970	$ 54,387	$ 15,902
Stock-based compensation expense	2,904	7,292	18,088	25,649	27,180
Amortization of acquired intangibles	6,393	6,361	25,481	25,778	21,946
One-time public stock offering related expense	—	—	—	363	—
Employee termination and other charges	—	—	3,793	1,489	1,147
Tax effect of above adjustments(1)	(2,417)	(2,355)	(8,120)	(31,996)	(19,193)
Non-GAAP net income	$10,937	$ 22,317	$ 65,212	$ 75,670	$ 46,982
Reconciliation of GAAP net income to Non-GAAP Adjusted EBITDA:					
GAAP net income	$ 4,057	$ 11,019	$ 25,970	$ 54,387	$ 15,902
Interest and Other Income, Net	(2,649)	(1266)	(5,818)	(831)	(1,480)
Interest expense	2,709	2,182	10,087	7,293	2,717
Income tax provision	1,419	2,852	14,145	9,583	8,929
Depreciation	3,741	3,191	14,011	11,384	8,696
Amortization	10,851	9,991	41,456	37,890	37,175
Stock-based compensation expense	2,904	7,292	18,088	25,649	27,180
Employee termination and other charges	—	—	3,793	1,489	1,147
Excess restatement-related costs	10,000	0	25,000	—	—
Adjusted EBITDA	$33,032	$ 35,261	$146,732	$146,844	$100,266

(1) Tax effect adjustments assumes the Federal and State statutory rates plus stock excess tax benefits recorded in income tax benefit (provision).

S-16

(In thousands, except per share amounts)	For the three months ended 4/30/2019	For the year ended 1/31/2019
	Pro Forma	Pro Forma
Interest expense	16,109	64,206
Income tax provision (benefit)	219	(5,714)
Depreciation and amortization	7,023	26,267
Amortization of acquired intangible assets	18,991	75,929
Stock-based compensation expense	11,020	47,495
Other(4)	9,716	33,828
Adjusted EBITDA(5)	$ 71,956	$ 265,120

(1) For the three months ended April 30, 2019, and the year ended January 31, 2019, the Company used an estimated statutory tax rate of 24% to calculate the net impact of stock-based compensation expense and mark-to-market adjustments.

(2) Includes one-time costs related to excess restatement-related costs of $10 million and $25 million for the three months ended April 30, 2019 and year ended January 31, 2019, respectively, net of tax.

(3) Non-GAAP net income has not been adjusted for the estimated $50 million ($38 million net of tax) in annualized on-going net synergies expected to be realized within 24 to 36 months of the closing date of the Merger.

(4) For the three months ended April 30, 2019, Other consisted of excess restatement-related costs of $10,000, non-income-based taxes of $13, other income ($741), and amortization of incremental costs to obtain a contract of $444. For the year ended January 31, 2019, Other consisted of excess restatement-related costs of $25,000, non-income-based taxes of $487, acquisition-related costs of $2,121, and amortization of incremental costs to obtain a contract of $1,470, loss on disposal of previously capitalized software development of $676, employee termination and other charges of $3,830, and other costs of $244.

(5) Adjusted EBITDA has not been adjusted for the estimated $50 million ($38 million net of tax) in annualized on-going net synergies expected to be realized within 24 to 36 months of the closing date of the Merger.

S-19

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of April 30, 2019 on:

- an actual basis;
- an as adjusted basis giving effect to this offering and estimated expenses, but without giving effect to the application of the net proceeds thereof, the Merger or the expected funding of the Term Loan Facility; and
- a pro forma basis giving effect to this offering, the Merger, the expected funding of the Term Loan Facility and the estimated expenses of each of the foregoing.

You should read this table in conjunction with "Use of Proceeds" appearing elsewhere in this prospectus supplement and our audited and unaudited financial statements and the accompanying notes, which are incorporated by reference into this prospectus supplement from our Annual Report on Form 10-K for the fiscal year ended January 31, 2019 and Quarterly Report on Form 10-Q for the three months ended April 30, 2019, and the consolidated financial statements and accompanying notes of WageWorks, included in our Current Report on Form 8-K filed on July 8, 2019 and incorporated by reference into this prospectus supplement. You should also read this table in conjunction with the unaudited pro forma condensed combined financial information included elsewhere in this prospectus supplement. You should not place undue reliance on the as adjusted or pro forma information included in this prospectus supplement. The offering of our common stock is not contingent on the funding of the Facilities or the consummation of the Merger.

	As of April 30, 2019		
(in thousands, except share data)	**Actual**	**As Adjusted(1)**	**Pro Forma**
Cash and cash equivalents	$329,310	$726,010	$ 691,249(3)
Long-term indebtedness(2)	—	—	1,270,100
Stockholders' equity:			
Common stock, $0.001 par value; authorized 900,000 shares; 62,718 issued and outstanding shares, actual; and 68,634 issued and outstanding shares, as adjusted and pro forma	6	7	7
Additional paid-in capital	315,621	712,320	712,320
Accumulated earnings	213,672	213,672	155,357
Total stockholders' equity	529,299	925,999	867,684
Total capitalization	$529,299	$925,999	$2,137,784

(1) Assumes for illustrative purposes only that the over-allotment option is not exercised and that the proceeds from this offering will aggregate to $ million. Any increase in the proceeds from this offering as a result of the over-allotment option are expected to result in a decrease to the borrowings under the Term Loan Facility

(2) We expect to use proceeds from the Term Loan Facility to fund a portion of the purchase price payable under the Merger Agreement. See "Summary — Financing Transactions." The actual debt financing in connection with the Acquisition may be in a different form than as described herein and the proceeds from the Offering, if increased, may be used to reduce the aggregate size of any debt financing.

(3) Inclusive of WageWorks customer obligations of $660,437.

S-28

HealthEquity, Inc.

Unaudited Pro Forma Combined Condensed Statements of Income

For the Year Ended January 31, 2019

(In thousands, except per share amounts)	For the year ended 1/31/2019 Historical HealthEquity	For the year ended 12/31/2018 Historical WageWorks (Note 3)	Offering-Related Adjustments (Note 5)		Financing-Related Adjustments (Note 6)		Merger-Related Adjustments (Note 8)		Pro Forma
Revenue:									
Service revenue	$100,564								$100,564
Custodial revenue	126,178								126,178
Interchange revenue	60,501								60,501
WageWorks Revenue		472,184							472,184
Total revenue	287,243	472,184	–		–		–		759,427
Cost of revenue:									
Service costs	76,858						1,125	(a)	77,983
Custodial costs	14,124								14,124
Interchange costs	15,068								15,068
WageWorks Cost of revenue	–	154,804							154,804
Total cost of revenue	106,050	154,804	–		–		1,125		261,979
Gross profit	181,193	317,380					(1,125)		497,448
Operating expenses:									
Sales and marketing	29,498	73,092					1,402	(a)	103,992
Technology and development	35,057	53,079					2,029	(a)	90,165
General and administrative	33,039	101,577					3,794	(a)	138,410
Amortization of acquired intangible assets	5,929	41,456					28,544	(b)	75,929
Employee termination & other charges	–	3,792							3,792
Total operating expenses	103,523	272,996	–		–		35,769		412,288
Income from operations	77,670	44,384					(36,894)		85,160
Other income (expense), net	(1,852)	(4,269)			(63,936)	(b)	10,087	(c)	(59,970)
Income before income taxes	75,818	40,115	–		(63,936)		(26,807)		25,190
Income tax provision (benefit)	1,919	14,145			(15,345)	(c)	(6,433)	(d)	(5,714)
Net income and comprehensive income	$ 73,899	$ 25,970	$ –		$ (48,591)		$(20,374)		$ 30,904
(Note 9)									
Net income per share:									
Basic	$ 1.20	$ 0.65							$ 0.45
Diluted	$ 1.17	$ 0.64							$ 0.44
Weighted-average number of shares used in computing net income per share: Basic	61,836	39,846	6,308	(a)			(39,846)	(b)	68,144
Diluted	63,370	40,434	6,308	(a)			(40,434)	(b)	69,678

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

S-31

HealthEquity, Inc.

Unaudited Pro Forma Combined Condensed Statements of Income

For the Three Months Ended April 30, 2019

(In thousands, except per share amounts)	For the three months ended 4/30/2019 Historical HealthEquity	For the three months ended 3/31/2019 Historical WageWorks (Note 3)	Offering-Related Adjustments (Note 5)		Financing-Related Adjustments (Note 6)		Merger-Related Adjustments (Note 8)		Pro Forma
Revenue:									
Service revenue	$ 26,808								$ 26,808
Custodial revenue	41,952								41,952
Interchange revenue	18,292								18,292
WageWorks Revenue		118,225							118,225
Total revenue	87,052	118,225	—		—		—		205,277
Cost of revenue:									
Service costs	20,649						281	(a)	20,930
Custodial costs	4,123								4,123
Interchange costs	4,527								4,527
WageWorks Cost of revenue	—	39,258							39,258
Total cost of revenue	29,299	39,258	—		—		281		68,838
Gross profit	57,753	78,967					(281)		136,439
Operating expenses:									
Sales and marketing	8,970	18,331					351	(a)	27,652
Technology and development	10,905	16,340					507	(a)	27,752
General and administrative	8,709	27,909					948	(a)	37,566
Amortization of acquired intangible assets	1,491	10,851					6,649	(b)	18,991
Total operating expenses	30,075	73,431	—		—		8,455		111,961
Income from operations	27,678	5,536	—		—		(8,736)		24,478
Other income (expense), net	23,600	(60)			(16,046)	(b)	(19,618)	(c)	(12,124)
Income before income taxes	51,278	5,476	—		(16,046)		(28,354)		12,354
Income tax provision (benefit)	9,456	1,419			(3,851)	(c)	(6,805)	(d)	219
Net income and comprehensive income	$ 41,822	$ 4,057	$ —		$(12,195)		$(21,549)		$ 12,135
(Note 9)									
Net income per share:									
Basic	$ 0.67	$ 0.10							$ 0.18
Diluted	$ 0.65	$ 0.10							$ 0.17
Weighted-average number of shares used in computing									
Basic	62,326	39,853	6,308	(a)			(39,853)	(b)	68,634
Diluted	63,901	40,437	6,308	(a)			(40,437)	(b)	70,209

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

S-32

3. Reclassifications

Certain reclassifications were made to the historical financial statements of WageWorks to conform WageWorks's financial statement line item presentation to HealthEquity's presentation. This assessment is ongoing, and these adjustments reflect HealthEquity's best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained. The reclassification identified to date include the following:

WageWorks reclassifications in the unaudited pro forma combined condensed balance sheet as of March 31, 2019

(in thousands)	Before Reclassification	Reclassification	After Reclassification
AP and accruals	53,863	(53,863)(a)	—
Accounts payable		53,863(a)	53,863
AP and accruals	29,064	(29,064)(b)	—
Accrued compensation		29,064(b)	29,064
AP and accruals	4,885	(4,885)(c)	—
Accrued liabilities		4,885(c)	4,885
Restricted cash	333	(333)(d)	—
Cash and cash equivalents		333(d)	333

(a) Represents the reclassification of Accounts payable to providers classified as Accounts payable and Accrued expenses on WageWorks's balance sheet into Accounts payable to conform to HealthEquity's balance sheet presentation.

(b) Represents the reclassification of Accrued compensation classified as Accounts payable and Accrued expenses on WageWorks's balance sheet into Accrued compensation to conform to HealthEquity's balance sheet presentation.

(c) Represents the reclassification of Other accruals classified as Accounts payable and Accrued expenses on WageWorks's balance sheet into Accrued liabilities to conform to HealthEquity's balance sheet presentation.

(d) Represents the reclassification of Restricted cash on WageWorks's balance sheet into Cash and cash equivalents to conform to HealthEquity's balance sheet presentation.

WageWorks reclassifications in the unaudited pro forma combined condensed statements of income for the year ended December 31, 2018

(in thousands)	Before Reclassification	Reclassification	After Reclassification
Healthcare revenue	274,861	(274,861)(e)	—
COBRA revenue	106,161	(106,161)(e)	—
Commuter revenue	75,936	(75,936)(e)	—
Other revenue	15,226	(15,226)(e)	—
WageWorks Revenue		472,184(e)	472,184
Interest income	5,849	(5,849)(f)	—
Interest expense	(10,087)	10,087(f)	—
Other income (expense), net		(4,238)(f)	(4,238)

(e) Represents the reclassification of Healthcare, COBRA, Commuter, and Other revenue on WageWorks's statement of income into the single line item WageWorks Revenue.

S-35

(f) Represents the reclassification of a portion of interest income and interest expense on WageWorks's statement of income into Other income (expense), net, to conform to HealthEquity's statement of income presentation.

WageWorks reclassifications in the unaudited pro forma combined condensed statements of income for the three months ended March 31, 2019

(in thousands)	Before Reclassification	Reclassification	After Reclassification
Healthcare revenue	71,974	(71,974)(g)	—
COBRA revenue	23,589	(23,589)(g)	—
Commuter revenue	19,340	(19,340)(g)	—
Other revenue	3,322	(3,322)(g)	—
WageWorks Revenue		118,225(g)	118,225
Interest expense	(2,709)	2,709(h)	—
Other income, net	2,649	(2,649)(h)	—
Other income (expense), net		(60)(h)	(60)

(g) Represents the reclassification of Healthcare, COBRA, Commuter, and Other revenue on WageWorks's statement of income into the single line item WageWorks Revenue.

(h) Represents the reclassification of a portion of interest income and interest expense on WageWorks's statement of income into Other income (expense), net, to conform to HealthEquity's statement of income presentation.

As our assessment of the WageWorks historical accounting policies and presentation is ongoing, we are currently unable to accurately allocate WageWorks's revenue line items to HealthEquity's historical presentation. In addition, WageWorks has historically reported a single cost of sales line item, and as our assessment of WageWorks's historical accounting policies and presentation is ongoing, we are unable at this time to allocate this single line item between HealthEquity's line items for service costs, custodial costs and interchange costs. As a result, for purposes of these unaudited pro forma combined condensed statements of operations, we have presented WageWorks's revenue and cost of sales as separate line items. We expect to finalize our assessment of WageWorks's historical accounting policies and presentation subsequent to the closing date of the Merger, referred to herein as the Closing Date.

4. Preliminary Purchase Price Allocation

These pro forma adjustments include a preliminary allocation of the estimated purchase price required under the Merger Agreement to the estimated fair value of assets acquired and liabilities assumed at the Closing Date, with the excess recorded as Goodwill; however, a detailed analysis has not been completed and actual results may differ from these estimates. The final allocation of the purchase price required under the Merger Agreement could differ materially from the preliminary allocation primarily because market prices, interest rates and other valuation variables will fluctuate over time and be different at the Closing Date compared to the amounts assumed for these pro forma adjustments.

S-36

include the elimination of $10.1 million of interest expense related to historical WageWorks indebtedness that is assumed to be repaid for pro forma purposes.

(d) Adjustment to record the income tax impacts of the pro forma adjustments using an assumed statutory tax rate of 24.0% for the year ended January 31, 2019 and the three months ended April 30, 2019. These rates do not reflect HealthEquity's effective tax rate, which includes other items and may differ from the rates assumed for purposes of preparing these statements.

9. Earnings Per Share

The unaudited pro forma combined basic and diluted earnings per share ("EPS") for the year ended January 31, 2019 and the three months ended April 30, 2019 are based on pro forma income reflecting the adjustments discussed above *divided by* the basic and diluted pro forma weighted-average number of common shares outstanding.

The unaudited pro forma basic EPS are calculated as follows:

(in thousands, except per share amounts)	Year ended January 31, 2019	Three months ended Apr. 30, 2019
Pro forma net income	$30,904	$ 12,135
Pro forma basic weighted-average common shares outstanding	68,144	68,634
Pro forma basic EPS	$ 0.45	$ 0.18

Should the underwriters fully exercise their option to purchase additional shares of common stock, which is limited to a maximum million additional shares, our pro forma weighted-average shares outstanding would increase by such amount, and would decrease pro forma basic earnings per share from continuing operations by per share for the three months ended April 30, 2019.

The unaudited pro forma diluted EPS are calculated as follows:

(in thousands, except per share amounts)	Year ended January 31, 2019	Three months ended Apr. 30, 2019
Pro forma net income	$30,904	$ 12,135
Pro forma diluted weighted-average common shares outstanding	69,678	70,209
Pro forma diluted EPS	$ 0.44	$ 0.17

Should the underwriters fully exercise their option to purchase additional shares of common stock, which is limited to a maximum million additional shares, our pro forma weighted-average shares outstanding would increase by such amount, and would have no impact on pro forma diluted earnings per share.

For pro forma purposes, the assumed grant of $33.4 million in restricted share units were not included in the calculation of weighted average number of shares as the assumed number of vested restricted share units do not have a material effect on the basic or diluted pro forma net income per share.

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COMMON STOCK PRICE RANGE AND DIVIDENDS

Our common stock is listed on the NASDAQ Global Select Market under the symbol "HQY." The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported by NASDAQ:

	High	Low
For the fiscal year ended January 31, 2018	$ 55.31	$37.62
First Quarter	$ 68.75	$47.23
Second Quarter	$ 83.34	$65.02
Third Quarter	$ 99.99	$75.38
For the fiscal year ending January 31, 2019	$101.58	$47.23
First Quarter (through July 5, 2019)	$ 85.07	$61.03

On July 5, 2019, the last reported sale price of our common stock on the NASDAQ Global Select Market was $64.65 per share. As of July 5, 2019, we had 22 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

We do not currently intend to pay cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determinations relating to our dividend policies will be made at the discretion of our board of directors and will depend on conditions then existing, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

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EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of HealthEquity, Inc. for the year ended January 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of WageWorks, Inc. (the "Company") as of December 31, 2018 and 2017 and for each of the two years in the period ended December 31, 2018 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm (the report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the company's internal control over financial reporting as of December 31, 2018) incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of WageWorks, Inc. (the "Company") for the year ended December 31,2016 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Macias, Gini & O'Connell, LLP, an independent registered public accounting firm incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

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